CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Floating Rate Senior Notes due 2013	$1,744,995,000	$124,418.15

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 391 to Registration Statement No. 333-156423 Dated May 11, 2010 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Floating Rate Senior Notes Due 2013

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2013 (the “notes”) described below on a global basis.  We may not redeem the notes prior to the maturity thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	$1,750,000,000	Interest Payment Period:	Quarterly
Maturity Date:	May 14, 2013	Interest Reset Dates:	Each Interest Payment Date
Settlement Date (Original Issue Date):	May 14, 2010	Interest Reset Period:	Quarterly
Interest Accrual Date:	May 14, 2010	Interest Determination Dates:	The second London banking day prior to each Interest Reset Date
Issue Price:	99.714%	Reporting Service:	Reuters (Page LIBOR01)
Specified Currency:	U.S. dollars	Business Day:	New York
Redemption Percentage at Maturity:	100%	Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Base Rate:	LIBOR Reuters	Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof
Spread (Plus or Minus):	Plus 2.50%	CUSIP:	61747YCQ6
Index Maturity:	Three months	ISIN:	US61747YCQ61
Index Currency:	U.S. dollars	Other Provisions:	None
Initial Interest Rate:	Base rate plus 2.50% (to be determined by the Calculation Agent on the second London banking day prior to the Original Issue Date)
Interest Payment Dates:	Each February 14, May 14, August 14 and November 14, commencing August 14, 2010

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

 MITSUBISHI UFJ SECURITIES

BNY MELLON CAPITAL MARKETS, LLC	KEYBANC CAPITAL MARKETS	SOCIETE GENERALE
CREDIT AGRICOLE CIB	KKR	SUNTRUST ROBINSON HUMPHREY
ING WHOLESALE	LLOYDS TSB CORPORATE MARKETS	U.S. BANCORP INVESTMENTS, INC.

PS-1

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On May 12, 2010, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at an amended net price of 99.464% , which we refer to as the “purchase price”.  The purchase price equals the stated issue price of 99.714% less a combined management and underwriting commission of 0.25% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$1,575,000,000
Mitsubishi UFJ Securities (USA), Inc.	17,500,000
BNY Mellon Capital Markets, LLC	17,500,000
Credit Agricole Securities (USA) Inc.	17,500,000
ING Financial Markets LLC	17,500,000
KeyBanc Capital Markets Inc.	17,500,000
KKR Capital Markets LLC	17,500,000
Lloyds TSB Bank plc	17,500,000
SG Americas Securities, LLC	17,500,000
SunTrust Robinson Humphrey, Inc.	17,500,000
U.S. Bancorp Investments, Inc.	17,500,000
Total	$1,750,000,000

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 21% interest in Morgan Stanley (assuming full conversion of our convertible preferred stock that Mitsubishi UFJ Financial Group, Inc. currently owns). This offering will be conducted in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, Morgan Stanley & Co. Incorporated and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Lloyds TSB Bank plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

PS-2